02033472

Trust

Mercury General Corp
Annual Report 2001

It's all about Trust.

Mercury Insurance Group is one of the leading independent agency/broker writers of automobile insurance and one of the fastest growing auto insurers in the nation.

Trust is never a given. Everyday you deal with people and situations that you hope you can trust. Sometimes that trust is self-evident; sometimes it is assumed. In your relationship with Mercury, trust is fundamental. It is who we are and what we are about.

It's all about trust.

In my 1999 Annual Report to you, I indicated there are times in our business when it is necessary to be patient. In 1999 and again in 2000, Mercury exercised that patience, concentrating our efforts on improving our infrastructure and on continuing to build the core competencies we would need to support growth when the underwriting cycle turned. Mercury's company-wide net premiums written in 1999 and 2000 increased by 5.4% and 5.5%, respectively, compared with the previous years.

For the year 2001, our net premiums written were $1.44 billion, an increase of 13.4% over 2000. In the fourth quarter of 2001, net written premiums grew by 18.6 % over the same period in 2000. California private passenger automobile insurance represents 80% of our total premium volume. Our California automobile insurance business increased by $101.6 million in 2001. About 57% of that increase was written in our standard and preferred companies, and 43% was written in our non-standard company.

In 2001, we saw a tightening of underwriting standards by our competitors. We witnessed increased rate activity by our competitors as they responded to deteriorating underwriting results.

This hardening of the market, especially in private passenger automobile insurance, enabled us to grow in 2001 at a rate much higher than in the preceding two years. Mercury's 2001 California private passenger automobile policies increased by 57,000, or 7.4%, compared with year-end 2000. Mercury's California private passenger automobile insurance business produced a statutory combined ratio in 2001 of 98.0%, compared to a 97.7% in 2000.

Our California non-standard auto company – California Automobile Insurance Company (Cal Auto) – launched in October of 1998, continued to grow. For the year 2001, Cal Auto's net written premium was $82.8 million, an increase of 113.6% compared to 2000. Our California homeowner's net written premium for 2001 was $61.2 million, an increase of 52.7% over 2000.

In 2001, Mercury filed for rate increases in California of 4.1% in our preferred company, and 6.9% in our standard and non-standard companies combined. These rate increases were approved and became effective March 1, 2002. An earlier 6.9% rate increase was implemented in both our standard and non-standard companies in August 2001. The California homeowner's business experienced some loss ratio deterioration, and we filed for a 6.9% rate increase that was approved on February 19, 2002. We will continue to monitor our loss costs and will file for additional rate increases when we believe they are necessary.

Mercury's operating earnings in 2001 were $1.86 per share, compared to $1.97 per share for the year 2000. While both the bodily injury and physical damage lines are subject to normal inflationary pressures, we believe that the rate increases we have recently implemented and those that are still pending, coupled with the additional rate activity we anticipate taking throughout the remainder of 2002, will more than offset rising loss costs and improve our profitability.

As previously reported, Mercury expanded into Texas with the purchase of Concord Insurance Services in December 1999. The Concord operation produced $30.3 million in premiums in 2001, an increase of 36% compared to 2000. While we made significant progress during 2001 in reducing Concord's relatively high expense ratio, more work still needs to be done before Concord's expense ratio – and combined ratio – are satisfactory. We implemented on November 30, 2001 an 11.2% rate increase in Texas. We expect further improvement in Concord's results in 2002, as we achieve additional economies of scale, implement rate increases, and continue to grow.

We entered the New York market during the second half of 2001. We wrote our first policy in


Trust
We've been in the business
for 40 years.

A smart investment since 1962.
Mercury Insurance Group provides low-cost insurance to individuals, families and businesses. Independent surveys conducted by regulators and consumer organizations show Mercury consistently has some of the lowest rates available.



Virginia in January of 2001. We expect our premium volume in both of these states will remain modest in 2002.

Results in 2001 for American Mercury Insurance Group (AMI) deteriorated, compared with 2000. The combined ratio (GAAP) of AMI was 114.8% in 2001, compared with 110.4% for 2000. Most of that four-percentage point deterioration was in the loss ratio, and significant rate increases were filed in three of AMI's operations in 2001 and 2002. These rate increases, coupled with our efforts in the past two years to improve the claims and underwriting at AMI, will have a positive impact in 2002.

Our Georgia and Illinois operations produced combined ratios (GAAP) in 2001 of 90.2% and 92.4%, respectively. Premiums in Georgia grew by 12.9%, and premiums in Illinois grew by 1.9%. In 2001, we added the homeowner's line in Illinois, and we expect to offer homeowners in Georgia during the first-half of 2002. Our strategy in Illinois and Georgia, as elsewhere, is to write homeowners insurance only in support of our primary market – private passenger automobile insurance. Nevertheless, we do expect to see more significant growth in auto premiums written in Illinois and Georgia, as a direct result of writing homeowners in these states.

Our Florida auto business produced a statutory combined ratio of 102.1% in 2001, compared to 109.6% in 2000. In addition, we wrote $3.3 million in homeowner's insurance in Florida during 2001. We make homeowners insurance available in Florida on a very selective basis to support our automobile insurance business. Our Florida auto premiums written were $53.5 million in 2001, compared to $38.9 million in 2000. In the fourth quarter of 2001, our total Florida net written premiums grew by 73.7% over the same period in 2000.

In 2001, we allocated most of our systems resources to rolling out our new front-end agent sales system – Quicksilver – to all of our agents countrywide. This new system allows agents to process business with Mercury much faster and more efficiently than in the past. In addition, through our website – www.TrustMercury.com - customers and potential customers can access the system to obtain a quote, as well as to obtain contact and other information with respect to Mercury. We anticipate further enhancements in 2002.

Total investments at cost increased by $163 million to $1.9 billion. Net investment income increased by 7.6% to $114.5 million for the year 2001. After-tax investment income in 2001 was $1.82 per share, a 4% increase over 2000. Our after-tax yield on investments for all of 2001 was 5.41%.

In 2002, Mercury's Board of Directors increased the quarterly dividend to $0.30 per share, a 13.2% increase over the quarterly dividend amount paid in 2001. Mercury's strong long-term financial performance has allowed us to increase our dividend every year since 1986, with an overall rate of increase averaging 22%. Further, since 1986, Mercury stockholders have realized annualized returns, excluding dividends, of 15.3%.

As previously announced, effective October 26, 2001 the Board of Directors appointed Gabriel Tirador to the position of President and Chief Operating Officer. Mr. Tirador is 37 years old and had served as the company's Vice President and Chief Financial Officer since February 1998. Also effective October 26, 2001, Theodore Stalick, the company's Chief Accounting Officer, was appointed Vice President and Chief Financial Officer.

I hope you will be able to attend our annual meeting on May 8, 2002.

Respectfully submitted,

George Joseph
Chairman and Chief Executive Officer

Percentage of Total Automobile Premiums Written by State


Texas 4.1%
Florida 4.0%
Oklahoma 1.4%
Illinois 1.0%
Georgia 1.0%
New York 0.05%
Virginia 0.05%
California 88.4%

Mercury's success is the success of our independent brokers and agents. They are the face of Mercury. Through them, Mercury competitively serves the diverse needs of our customers. Over the past four years, the number of agents and brokers who regularly write Mercury policies has grown more than 40% from 1,600 to 2,300. It is a powerful relationship that continues to strengthen and build.

Number of Mercury Agents and Brokers


1,600
1997
1,700
1998
1,800
1999
2,000
2000
2,300
2001

Net Premiums Written

(in thousands)


281.774
1986
467,523
1991
795,873
1996
1,442,886
2001

At Mercury, our network of independent agents and brokers choose Mercury time and again knowing that they are meeting the needs of their clients.




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At Mercury, our customers know they are protected.

Mercury is built on a foundation of service and trust. It is the cornerstone of our reputation.


Trust


TEXACO
SHELL

At Mercury,
the fundamentals
of our business
are sound and
have been from
the day we wrote
our first policy
40 years ago.

Shareholder Communications

For access to all news releases and other relevant Company information visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-4973.

Annual Meeting

The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 8, 2002 at 10:00 a.m. at the Radisson Wilshire Plaza Hotel, 3515 Wilshire Boulevard, Los Angeles, California.

SEC Form 10-K

Additional copies of this report and an annual report filed with the Securities and Exchange Commission on Form 10-K are available without charge upon written or faxed request to the Chief Financial Officer of the Company at the corporate headquarters.

Market Information

The Company's stock trades on the New York Stock Exchange under the symbol MCY. The following table sets forth, for the periods indicated, the high and low sales price of the stock.

Year ended December 31, 2001	High	Low
Fourth Quarter	44.500	38.810
Third Quarter	41.200	33.180
Second Quarter	36.950	32.000
First Quarter	43.813	32.210

Year ended December 31, 2000	High	Low
Fourth Quarter	44.875	26.125
Third Quarter	28.375	23.375
Second Quarter	30.250	23.563
First Quarter	29.688	21.063

www.trustmercury.com

MERCURY GENERAL CORPORATION
AN INDEPENDENT AGENCY INSURER


01
107.0%
99.2%
00
108.1%
98.6%
99
102.6%
93.0%
98
100.1%
87.4%
97
99.5%
88.2%

Combined Ratio of Underwriting Results
(Statutory Basis)

□ Mercury General
■ U.S. Industry (Private Passenger Auto) *

* Source: A.M. Best "Review Preview January 2002" and A.M. Best "Aggregates and Averages 1998-2001"


Q4
18.6%
Q3
16.6%
Q2
12.0%
Q1
6.5%
Q4
6.0%
Q3
4.4%
Q2
4.9%
Q1
6.7%

% Increase Over Previous Years Quarterly Net Premiums Written

□ 2001
■ 2000


01
$1.06
00
$0.96
99
$0.84
98
$0.70
97
$0.58

Dividends Declared Per Share
(5 Year Average Growth Rate of Dividends – 17.2%)

Financial Highlights

Five-Year Record	**2001**	2000	1999	1998	1997
Net premiums earned (in thousands)	**$ 1,380,561**	$ 1,249,259	$ 1,188,307	$ 1,121,584	$ 1,031,280
Combined ratios (GAAP Basis)	**99.6%**	98.5%	93.2%	87.6%	88.6%
Per share data					
Basic net operating income	**$ 1.87**	$ 1.97	$ 2.59	$ 3.24	$ 2.78
Basic net realized gains (losses)	**0.08**	0.05	(0.14)	(0.01)	0.06
Basic net income*	**$ 1.94**	$ 2.02	$ 2.45	$ 3.23	$ 2.84
Diluted net income	**$ 1.94**	$ 2.02	$ 2.44	$ 3.21	$ 2.82
Dividends declared	**$ 1.06**	$ 0.96	$ 0.84	$ 0.70	$ 0.58
Book value per share	**$ 19.72**	$ 19.08	$ 16.73	$ 16.80	$ 14.51
Basic average shares (in thousands)	**54,182**	54,100	54,596	55,003	54,997
Period-end shares (in thousands)	**54,277**	54,193	54,425	54,684	55,125
Total assets (in thousands)	**$ 2,316,540**	$ 2,142,263	$ 1,906,367	$ 1,877,025	$ 1,725,532
Total investments (in thousands)	**$ 1,936,171**	$ 1,794,961	$ 1,575,465	$ 1,590,645	$ 1,448,248
Shareholders' equity (in thousands)	**$ 1,069,711**	$ 1,032,905	$ 909,591	$ 917,375	$ 799,592
Return on average equity**	**9.6%**	11.0%	15.5%	20.8%	21.2%
Premiums to surplus ratio	**1.4 to 1**	1.3 to 1	1.4 to 1	1.5 to 1	1.6 to 1

* Some numbers may not sum due to rounding
** Excluding realized investment gains (losses)

All dollar figures in thousands, except per share data	2001	2000	1999
Underwriting: (GAAP Basis)			
Net premiums written after reinsurance	$ 1,442,886	$ 1,272,447	$ 1,206,171
Increase in unearned premium reserve	(62,325)	(23,188)	(17,864)
Earned premiums	1,380,561	1,249,259	1,188,307
Losses and loss adjustment expenses	1,010,439	901,781	789,103
Underwriting expenses	364,005	328,390	318,074
Underwriting profit	$ 6,117	$ 19,088	$ 81,130
Operating ratios			
Loss ratio	73.2%	72.2%	66.4%
Expense ratio	26.4%	26.3%	26.8%
Combined ratio	99.6%	98.5%	93.2%
Net Income:			
Underwriting profit	$ 6,117	$ 19,088	$ 81,130
Net investment income	114,511	106,466	99,374
Net realized investment gains (losses)	6,512	3,944	(11,929)
Other income	5,396	6,349	4,924
Interest expense	(7,727)	(7,292)	(4,960)
Impact of rate refund	—	—	—
Income before taxes	124,809	128,555	168,539
Income taxes	19,470	19,189	34,830
Net income	$ 105,339	$ 109,366	$ 133,709
Per share data:			
Operating income basic	$ 1.87	$ 1.97	$ 2.59
Operating income diluted	$ 1.86	$ 1.97	$ 2.58
Net income basic	$ 1.94	$ 2.02	$ 2.45
Net income diluted	$ 1.94	$ 2.02	$ 2.44
Investments:			
Total investments	$ 1,936,171	$ 1,794,961	$ 1,575,465
Yield on average investments			
Before taxes	6.3%	6.2%	6.2%
After taxes	5.4%	5.6%	5.6%
Financial Condition:			
Consolidated assets	$ 2,316,540	$ 2,142,263	$ 1,906,367
Unpaid losses and loss adjustment expenses	534,926	492,220	434,843
Unearned premiums	421,342	365,579	340,846
Notes payable	129,513	107,889	92,000
Policyholders' surplus	1,045,104	954,753	853,794
Total shareholders' equity	1,069,711	1,032,905	909,591
Book value (shares outstanding at year-end)	$ 19.72	$ 19.08	$ 16.73
Other Information:			
Return on average shareholders' equity	9.6%	11.0%	15.5%
Average shares outstanding (in thousands)	54,182	54,100	54,596
Shares outstanding at year-end (in thousands)	54,277	54,193	54,425
Dividends per share, declared	$ 1.06	$ 0.96	$ 0.84
Price range (bids) of common stock	$ 44.50-32.00	$ 44.88-21.06	$ 45.50-20.94

1998	1997	1996	1995	1994	1993	1992
$ 1,144,051	$ 1,086,241	$ 795,873	$ 636,590	$ 550,838	$ 484,097	$ 455,684
(22,467)	(54,961)	(41,149)	(20,264)	(21,448)	(10,004)	(176)
1,121,584	1,031,280	754,724	616,326	529,390	474,093	455,508
684,468	654,729	501,858	416,556	360,557	289,208	276,088
297,533	258,462	184,512	150,760	133,248	118,302	111,360
$ 139,583	$ 118,089	$ 68,354	$ 49,010	$ 35,585	$ 66,583	$ 68,060
61.0%	63.5%	66.5%	67.6%	68.1%	61.0%	60.6%
26.6%	25.1%	24.4%	24.4%	25.2%	24.9%	24.5%
87.6%	88.6%	90.9%	92.0%	93.3%	85.9%	85.1%
$ 139,583	$ 118,089	$ 68,354	$ 49,010	$ 35,585	$ 66,583	$ 68,060
96,169	86,812	70,180	62,964	54,586	54,121	52,994
(1,340)	4,973	(3,173)	1,048	(9,853)	3,006	5,174
5,710	4,881	3,233	3,341	3,123	2,544	1,606
(4,842)	(4,976)	(2,004)	(2,040)	(1,025)	(793)	(1,192)
—	—	—	—	—	—	(18,621)
235,280	209,779	136,590	114,323	82,416	125,461	108,021
57,754	53,473	30,826	24,022	16,121	29,252	24,695
$ 177,526	$ 156,306	$ 105,764	$ 90,301	$ 66,295	$ 96,209	$ 83,326
$ 3.24	$ 2.78	$ 1.97	$ 1.64	$ 1.33	$ 1.72	$ 1.47
$ 3.22	$ 2.76	$ 1.96	$ 1.63	$ 1.33	$ 1.71	$ 1.46
$ 3.23	$ 2.84	$ 1.93	$ 1.65	$ 1.22	$ 1.76	$ 1.53
$ 3.21	$ 2.82	$ 1.92	$ 1.65	$ 1.21	$ 1.75	$ 1.52
$ 1,590,645	$ 1,448,248	$ 1,168,287	$ 923,194	$ 751,614	$ 740,480	$ 661,672
6.5%	6.9%	7.2%	7.6%	7.5%	7.9%	8.2%
5.9%	6.2%	6.5%	6.9%	6.8%	7.1%	7.2%
$ 1,877,025	$ 1,725,532	$ 1,419,927	$ 1,081,656	$ 911,693	$ 863,962	$ 775,402
405,976	409,061	336,685	253,546	227,499	215,301	240,183
327,129	309,376	260,878	168,404	148,654	128,828	117,524
78,000	75,000	75,000	25,000	25,000	15,000	15,000
767,223	679,359	594,799	479,114	411,898	314,136	294,374
917,375	799,592	641,222	565,188	457,161	450,275	353,704
$ 16.80	$ 14.51	$ 11.69	$ 10.34	$ 8.38	$ 8.22	$ 6.48
20.8%	21.2%	17.9%	17.5%	16.0%	23.4%	25.3%
55,003	54,997	54,794	54,623	54,546	54,724	54,484
54,684	55,125	55,008	54,886	54,830	54,774	54,634
$ 0.70	$ 0.58	$ 0.48	$ 0.40	$ 0.35	$ 0.30	$ 0.25
$ 69.44-33.25	$55.50-26.13	$29.13-19.88	$24.88-14.13	$15.75-12.75	$19.38-13.50	$ 14.25-6.69

Overview

The operating results of property and casualty insurance companies are subject to significant fluctuations from quarter-to-quarter and from year-to-year due to the effect of competition on pricing, the frequency and severity of losses, including the effect of natural disasters on losses, general economic conditions, the general regulatory environment in those states in which an insurer operates, state regulation of premium rates and other factors such as changes in tax laws. The property and casualty industry has been highly cyclical, with periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity. These cycles can have a large impact on the ability of the Company to grow and retain business.

The Company operates primarily in the state of California, which was the only state it produced business in prior to 1990. The Company expanded its operations into Georgia and Illinois in 1990. With the acquisition of American Fidelity Insurance Group ("AFI") in December 1996, now American Mercury Insurance Group ("AMI"), the Company expanded into the states of Oklahoma and Texas. The Company further expanded its operations into the state of Florida during 1998. Further expansion into Texas occurred with the Concord Insurance Services, Inc. transaction in December 1999 and the Mercury County Mutual Insurance Company ("MCM") transaction in September 2000. In 2001, the Company expanded into Virginia and New York.

During 2001, approximately 87.5% of the Company's net premiums written were derived from California.

In California, as in various other states, all property and casualty rates must be approved by the Insurance Commissioner before they can be used.

In February 1994, the California Insurance Commissioner approved new rates which were designed to improve the Company's competitive position for new insureds. These rate changes, which became effective on May 1, 1994, provided for decreases in premium rates for new insureds. Several rate modifications were approved and made effective subsequent to May 1, 1994. A rate change made April 1, 1998, reduced rates by approximately 7% and was primarily made to improve Mercury's competitive position in the marketplace. On August 23, 2001, the Company increased premium rates by 6.9% on its non-standard line and on its non-good driver private passenger automobile line written by Mercury Casualty Company. The Company recently received approval for a 4.1% rate increase for private passenger automobile insurance in Mercury Insurance Company, which represents approximately 55% of Company-wide premiums written, and a 6.9% combined rate increase for private passenger automobile insurance in Mercury Casualty Company and California Automobile Insurance Company, which represent approximately 24% of Company-wide premiums written. These increases went into effect for all new and renewal California business as of March 1, 2002. Since March 31, 1994, Private Passenger Automobile policies in force in California have increased from approximately 300,000 to 828,000 at December 31, 2001, an annual rate of increase of approximately 14%. Policy count growth for the year 2001 was at a 7% rate, an improvement over 2000 when the rate was down negligibly from the prior year.

In September 1996, the California Insurance Commissioner issued permanent rating factor regulations designed to implement the requirements that automobile insurance rates be determined by (1) driving safety record, (2) miles driven per year, (3) years of driving experience and (4) whatever optional factors are determined by the Insurance Commissioner to have a substantial relationship to the risk of loss and adopted by regulation. The law further requires that each of the four factors be applied in decreasing order of importance.

The Company submitted a proposed rating plan in response to these regulations in March 1997. The Company's plan was approved by the California DOI and became effective October 1, 1997. Although the rate changes produced some minor dislocations, implementation of the plan has not materially changed the Company's overall competitive position or its profitability.

The preparation of the Company's financial statements requires judgments and estimates. The most significant is the estimate of loss reserves as required by Statement of Financial Accounting Standards No. 60 (SFAS No. 60), "Accounting and Reporting by Insurance Enterprises" and Statement of Financial Accounting Standards No. 5 (SFAS No. 5), "Accounting for Contingencies". Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provision.

The Company complies with the SFAS No. 60 definition of how insurance enterprises should recognize revenue on insurance policies written. The Company's insurance premiums are recognized as income ratably over the term of the policies. Unearned premiums are carried as a liability on the balance sheet and are computed on a monthly pro-rata basis. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs and maintenance costs to related unearned premiums. To the extent that any of the Company's lines of business become substantially unprofitable then a premium deficiency reserve may be required. The Company does not expect this to occur on any of its significant lines of business.

The Company carries its fixed maturity and equity investments at market value as required for securities classified as "Available for Sale" by Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." In most cases, market valuations were drawn from trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges, and were valued at the last transaction price on the balance sheet date. The Company constantly evaluates its investments for other than temporary declines and writes them off as realized losses through the Statement of Income, as required by SFAS No. 115, if the circumstances warrant. Temporary unrealized investment gains and losses are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable taxes. It is possible that future information will become available about the Company's current investments that would require accounting for them as realized losses due to other than temporary declines in value. The financial statement effect would be to move the unrealized loss from accumulated other comprehensive income on the Balance Sheet to realized investment losses on the Statements of Income.

The Company may have certain known and unknown potential liabilities that are evaluated using the criteria established by SFAS No. 5. These include claims, assessments or lawsuits incidental to our business. The Company continually evaluates these potential liabilities and accrues for them or discloses them in the financial statement footnotes if they meet the requirements stated in SFAS No. 5. While it is not possible to know with certainty the ultimate outcome of contingent liabilities, management does not expect them to have a material effect on the consolidated operations or financial position.

Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities" became effective for fiscal years beginning after June 15, 1999. Statement of Financial Accounting Standards No. 137 (SFAS No. 137), "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. This standard, adopted by the Company on January 1, 2001 had no impact on the Consolidated Financial Statements.

Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets" became effective January 1, 2002. SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS No. 142 changes the method by which companies may recognize intangible assets in purchase business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually, based on the fair value of the reporting unit.

At December 31, 2001, the Company had on its books approximately $7.3 million in Goodwill related to the 1999 acquisition of Concord and approximately $9.3 million of intangible assets with indefinite useful lives related to the Elm acquisition.

As required by SFAS No. 142, the Company has assessed these assets and determined that they are not impaired. Furthermore, as required by SFAS No. 142, the Company will no longer amortize these assets after 2001. Total amortization expense in 2001 related to these assets was $1.9 million.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premiums earned in 2001 of $1,380.6 million increased 10.5% and net premiums written in 2001 of $1,442.9 million increased 13.4% over amounts recorded in 2000. These premium increases were principally attributable to increased policy sales in the California automobile insurance lines as well as increased production in California homeowners insurance, Florida automobile insurance and Texas automobile insurance.

The California private passenger automobile insurance marketplace has entered a period of rising premium rates. Virtually all of the Company's competitors have recently filed for rate increases which helped spur the Company's premium growth during 2001. In August 2001 the Company received approval from the California Department of Insurance for a 6.9% rate increase in its non-standard line and in its non-good driver private passenger automobile line written by Mercury Casualty Company. The Company recently received approval for a 4.1% rate increase for private passenger automobile insurance in Mercury Insurance Company, which represents approximately 55% of Company-wide premiums written, and a 6.9% combined rate increase for private passenger automobile insurance in Mercury Casualty Company and California Automobile Insurance Company, which represent approximately 24% of Company-wide premiums written. These increases go into effect for all new and renewal California business as of March 1, 2002. The Company plans to make additional filings for rate increases in California as well as other states. Despite the increases, the Company believes that its rates will remain competitive in the marketplace. During 2001, the Company continued its marketing efforts for name recognition and lead generation. The Company feels that its marketing effort combined with price and reputation make the Company very competitive in California.

The GAAP loss ratio in 2001 (loss and loss adjustment expenses related to premiums earned) was 73.2% compared with 72.2% in 2000. The less favorable loss ratio is primarily driven by higher loss ratios in the California automobile and homeowners lines of business which are partially offset by lower loss ratios in the Florida, Georgia and Illinois automobile lines of business.

The GAAP expense ratio (policy acquisition costs and other operating expenses related to premiums earned) was 26.4% in 2001 and 26.3% in 2000. The expense ratio was relatively unchanged as total expenses increased at essentially the same rate as premium volume. The majority of expenses vary directly with premiums.

Total losses and expenses in 2001, excluding interest expense of $7.7 million, were $1,374.4 million, resulting in an underwriting gain (premiums earned less total losses and expenses excluding interest) for the period of $6.1 million, compared with an underwriting gain of $19.1 million in 2000.

Investment income in 2001 was $114.5 million, compared with $106.5 million in 2000. The after-tax yield on average investments of $1,828.5 million (cost basis) was 5.41%, compared with 5.56% on average investments of $1,710.2 million in 2000. The effective tax rate on investment income was 13.6% in 2001, compared to 10.6% in 2000. The higher tax rate and decrease in investment yields in 2001 reflect a shift in the mix of the Company's portfolio from non-taxable to taxable issues. Bonds matured and called in 2001 totaled $67.6 million, compared to $45.6 million in 2000. Approximately $120.4 million of bonds are expected to mature or be called in 2002.

Realized investment gains in 2001 were $6.5 million, compared with realized gains of $3.9 million in 2000.

The income tax provision of $19.5 million in 2001 represented an effective tax rate of 15.6%, compared with an effective rate of 14.9% in 2000. The higher rate in 2001 reflects a shift in a portion of the Company's investments from tax-exempt issues to taxable issues.

Net income in 2001 was $105.3 million or $1.94 per share (diluted), compared with $109.4 million or $2.02 per share (diluted), in 2000. Diluted per share results are based on 54.4 million average shares in 2001 and 54.3 million shares in 2000. Basic per share results were $1.94 in 2001 and $2.02 in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premiums earned in 2000 of $1,249.3 million increased 5.1% and net premiums written in 2000 of $1,272.4 million increased 5.5% over amounts recorded in 1999. Contributing to the overall premium written growth were initial automobile premiums in Texas from the recent Concord agency transaction, and increases in California homeowner premiums, California non-standard automobile premiums and Florida automobile premiums. The Company's core California private passenger automobile premiums were relatively flat and AMI experienced a decline in premium volume.

The GAAP loss ratio (loss and loss adjustment expenses related to premiums earned) was 72.2% in 2000 and 66.4% in 1999. The major reason for the less favorable result is an increase in severity for California automobile claims which is the result of inflationary trends in health care costs, auto parts and body shop labor costs.

The GAAP expense ratio in 2000 (policy acquisition costs and other operating expenses related to premiums earned) was 26.3% compared with 26.8% in 1999. The decrease was due mainly to a reduction in base and contingent commissions, which are tied to loss performance, partially offset by an increase in advertising spending.

Total losses and expenses in 2000, excluding interest expense of $7.3 million, were $1,230.2 million, resulting in an underwriting gain (premiums earned less total losses and expenses excluding interest) for the period of $19.1 million compared with an underwriting gain of $81.1 million in 1999.

Investment income in 2000 was $106.5 million compared with $99.4 million in 1999. The after-tax yield on average investments of $1,710.2 million (cost basis) was 5.56%, compared with 5.62% on average investments of $1,595.5 million in 1999. The effective tax rate on investment income in 2000 was 10.6%, compared with 9.8% in 1999. The higher tax rate in 2000 reflects a modest shift in the Company's portfolio mix from non-taxable to taxable issues. Bonds matured and called in 2000 totaled $45.6 million compared with $49.2 million in 1999.

Realized investment gains in 2000 were $3.9 million compared with realized losses of $11.9 million in 1999. The gains realized in 2000 were designed to utilize capital loss tax benefits. Included in 1999 losses was a $6.0 million write-down of a preferred stock investment that became other than temporarily impaired during the third quarter.

The income tax provision of $19.2 million in 2000 represented an effective rate of 14.9%, compared with an effective rate of 20.7% in 1999. The lower rate in 2000 is primarily attributable to the increased proportion of investment income which consists primarily of tax-exempt interest and tax sheltered dividend income in contrast to underwriting income which is taxed at the full corporate rate of 35%.

Net income in 2000 was $109.4 million or $2.02 per share (diluted), compared with $133.7 million or $2.44 per share (diluted), in 1999. Diluted per share results are based on 54.3 million average shares in 2000 and 54.8 million shares in 1999. Basic per share results were $2.02 in 2000 and $2.45 in 1999.

Liquidity and Capital Resources

Net cash provided from operating activities in 2001, was $199.5 million, while funds derived from the sale, redemption or maturity of investments was $323.2 million, of which approximately 58% was represented by the sale of fixed maturities. The amortized cost of fixed-maturity investments increased by $96.3 million during the year. Equity investments, including perpetual preferred stocks, increased by $27.3 million at cost, while short-term cash investments increased by $39.0 million. The amortized cost of fixed-maturities available for sale that were sold, called or matured during the year was $254.2 million.

The market value of all investments held at market as "Available for Sale" exceeded the amortized cost of $1,910.1 million at December 31, 2001 by $26.1 million. That unrealized gain, reflected in shareholders' equity, as Accumulated Other Comprehensive Income, net of applicable tax effects, was $17.0 million at December 31, 2001 compared with a gain of $30.9 million at December 31, 2000. The decrease in market values since December 31, 2000 were largely caused by widening spreads on many of the Company's corporate bonds. The widening spreads reflect the perceived increased credit risk by the market and by the major rating agencies in the wake of both the September 11 events and the industry-wide accounting concerns raised after the collapse of Enron.

The Company's unrestricted cash and short term investments totaled $72.8 million at December 31, 2001. Together with funds generated internally, such liquid assets are adequate to pay claims without the sale of long term investments.

As of December 31, 2001, the average Standard & Poor's rating of the $1,544.5 million bond portfolio (at amortized cost) was A, while the average effective maturity, giving effect to anticipated early call provisions, approximates 8.8 years. The modified duration of the bond portfolio at year-end was 6.5 years. Duration measures the length of time it takes to receive all cash flows produced by a bond, including reinvestment of interest income. Because it measures four factors (maturity, coupon rate, yield and call terms) which determine sensitivity to changes in interest rates, modified duration is considered a much better indicator of price volatility than simple maturity alone. Bond holdings are broadly diversified geographically and by obligor. Traditionally, it has been the Company's policy not to invest in high yield or "junk" bonds. At December 31, 2001 bond holdings rated below investment grade totaled $39.1 million at market (cost $40.2 million), or less than 2% of total assets. A decrease in the portfolio's average rating from AA- at December 31, 2000 to A at December 31, 2001 reflects some downgrades in the Company's existing holdings as well as the fact that a larger percentage of the portfolio is invested in corporate bonds which generally have lower ratings than municipal issues.

Fixed maturity investments of $1,560.2 million (amortized cost), include $15.7 million (amortized cost) of sinking fund preferred stocks, principally utility issues. The market value of all fixed maturities exceeded cost by $26.3 million at December 31, 2001.

Except for Company-occupied buildings and land to be utilized for Company office space, the Company has no direct investments in real estate and no holdings of mortgages secured by commercial real estate.

Equity holdings of $277.8 million at market (cost $277.9 million), including perpetual preferred issues, are largely confined to the public utility and banking sectors and represent about 26% of total shareholders' equity.

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes payable under a $300 million shelf registration filed with the SEC in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount at 99.723%, making the effective annualized interest rate including debt issuance costs approximately 7.44%.

As part of the Elm County Mutual transaction the Company agreed to make annual $1 million payments to Employers Reinsurance Corporation over 7 years beginning September 30, 2001. At December 31, 2001, the Company is carrying a note payable for $4.8 million, which represents the discounted value of the six remaining payments using a 7% rate.

The Company had outstanding debt at December 31, 2001 of $129.5 million. Prior to the $125 million senior note issuance, the Company had $75 million payable under a revolving credit facility due November 21, 2001 and $27 million payable under a $30 million revolving credit facility due October 26, 2001. The interest rate on these two loans was variable and through August 7, 2001 was priced off of the Eurodollar London Interbank Rate (LIBOR) making the effective interest rate 5.77% and 5.78%, respectively. On August 7, 2001, the Company repaid the entire balance of both the $75 million and $27 million borrowings with proceeds received from the $125 million senior note issuance. The Company also terminated the $75 million revolving credit facility. The $30 million facility that expired on October 26, 2001 was not renewed.

Prior to the issuance of the senior notes, the Company used short-term floating rate bank debt as part of its capital structure. Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The Company believes that the swap will significantly reduce interest expense in 2002, but does expose it to higher interest expense in future periods, should LIBOR rates increase. The swap will be accounted for as a fair value hedge under SFAS No. 133. See page 10 – Quantitative and Qualitative Disclosures about Market Risk.

Under the stock repurchase program, the Company may purchase over a one-year period up to $200 million of Mercury General's common stock. The purchases may be made from time to time in the open market at the discretion of management. The program will be funded by the sale of lower yielding tax-exempt bonds, the proceeds of the senior note issuance and internal cash generation. During 2000, the Company purchased 314,900 shares of the common stock in the open market at an average price of $22.16. Since the inception of the program in 1998 through December 31, 2000, the Company has purchased 1,266,100 shares of common stock at an average price of $31.36. The shares purchased were retired. No stock was purchased in 2001.

In March 1994, the Company's Employee Stock Ownership Plan (the "Plan") purchased 322,000 shares of Mercury General's common stock in the open market at a price of $14.875 per share, adjusted for the two-for-one stock split effective September 16, 1997. The purchases were funded by a five year term bank loan of $5.0 million to the Plan which is guaranteed by the Company. The shares have been allocated to employees over the amortization period of the loan, with the initial allocation made in December 1994. The remaining balance of the loan of $2.0 million was retired in March 1998 with the proceeds of contributions to the Plan by the Company for the year 1997, and the remaining unallocated shares were credited to employees' ESOP balances at December 31, 1997. In August 1998, the Plan purchased 115,000 shares of Mercury General's common stock in the open market at a price of $43.05 per share. The purchases were funded by a five year term bank loan of $5 million to the Plan which is guaranteed by the Company. At December 31, 2001 the loan balance was $2 million, recorded in the balance sheet as other liabilities. The shares are being allocated to the employees over a five-year period, with the initial allocation made in December 1998. Since dividends on unallocated shares held by the Plan are tax deductible if they are used for debt service, as are Company contributions to the Plan, the net, after-tax interest cost to the Company for the borrowed funds used for the Plan stock purchase is less than the effective rate of interest on the loan, which, in 2001, was 5.06%.

In December 1993, the NAIC adopted a risk-based capital formula for casualty insurance companies which establishes recommended minimum capital requirements for casualty companies. The formula has been designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements and a number of other factors. The Company has estimated the Risk-Based Capital Requirements of each of its insurance subsidiaries as of December 31, 2001. Each of the insurance subsidiaries' policyholders' surplus exceeded the highest level of minimum required capital.

As of December 31, 2001, the Company had no material commitments for capital expenditures. The Company anticipates spending approximately $10 million of internally generated funds in 2002 for the construction of a new office building in Rancho Cucamonga, California.

The California Earthquake Authority ("CEA") is a Quasi-Governmental organization that was established in 1996 to provide a market for earthquake coverage to California homeowners. During the second quarter of 1998, the Company began placing all new and renewal earthquake coverage offered with its homeowners policy through the California Earthquake Authority. The Company receives a small fee for placing business with the CEA.

Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most current information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 19, 2001, is approximately $20.5 million.

Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all of the Insurance Companies of $1,045.1 million at December 31, 2001, and net written premiums for the twelve months ended on that date of $1,442.9 million, the ratio of writings to surplus was approximately 1.4 to 1.

Quantitative and Qualitative Disclosures about Market Risks

The Company is subject to various market risk exposures including interest rate risk and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

The Company invests its assets primarily in fixed maturity investments, which at December 31, 2001 comprised 82% of total investments at market value. Tax-exempt bonds represent 82% of the fixed maturity investments with the remaining amount consisting of sinking fund preferred stocks and taxable bonds. Equity securities, consisting primarily of preferred stocks, account for 14% of total investments at market. The remaining 4% of the investment portfolio consists of highly liquid short-term investments which are primarily short-term money market funds.

The value of the fixed maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio goes up with the opposite holding true in rising interest rate environments. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that takes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The Company has historically invested in fixed maturity investments with a goal towards maximizing after-tax yields and holding assets to the maturity or call date. Since assets with longer maturity dates tend to produce higher current yields, the Company's investment philosophy has resulted in a portfolio with a moderate duration.

During 2001, lower market interest reduced the duration of the Company's bond portfolio. Bond investments made by the Company typically have call options attached, which reduce the duration of the asset as interest rates decline. Consequently, the average modified duration of the portfolio declined from 6.8 years at December 31, 2000 to 6.5 years at December 31, 2001. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the bond portfolio would decrease by approximately $102 million.

At December 31, 2001, the Company's strategy for equity investments was a buy and hold strategy which focuses primarily on current income with a secondary focus on capital appreciation. The value of the equity investments consists of $125.1 million in common stocks and $152.7 million in non-sinking fund preferred stocks. The common stock equity assets are typically valued for future economic prospects as perceived by the market. The non-sinking fund preferred stocks are typically valued using credit spreads to U. S. Treasury benchmarks. This causes them to be comparable to fixed income securities in terms of interest rate risk.

During most of the year 2001, non-sinking fund preferred stocks were not actively traded by the market, though lower interest rates intrinsically benefit their market values. At December 31, 2001, the duration on the Company's non-sinking fund preferred stock portfolio was 8.9 years. This implies that an upward parallel shift in the yield curve by 100 basis points would reduce the asset value at December 31, 2001 by approximately $14 million, everything else remaining the same.

The remainder of the equity portfolio, representing 6% of total investments at market value, consists primarily of public utility common stocks. These assets are defensive in nature and therefore have low volatility to changes in market price as measured by their Beta. Beta is a measure of a security's systematic (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The average Beta for the Company's common stock holdings was 0.52. Based on a hypothetical 20% reduction in the overall value of the stock market, the fair value of the common stock portfolio would decrease by approximately $13 million.

As discussed in the Liquidity and Capital Resources section, in August 2001 the Company repaid total short-term floating rate bank debt of $102 million with the proceeds from the issuance of the $125 million fixed-rate senior notes maturing on August 15, 2011. To the extent market interest rates fluctuate, the fair value of the fixed rate debt will fluctuate in the opposite direction. At December 31, 2001 the fair value of the debt was $125.4 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate. The interest rate swap has the effect of hedging the fair value of the senior notes, thus eliminating the market risk on the liability.

Forward-looking Statements

Certain statements in this report that are not historical fact and constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may address, among other things, our strategy for growth, business development, regulatory approvals, market position, expenditures, financial results and reserves. Forward-looking statements are not guarantees of performance and are subject to important factors and events that could cause our actual business, prospects and results of operations to differ materially from the historical information contained in this report and from those that may be expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, among others: the intense competition currently existing in the California automobile insurance markets, our success in expanding our business in states outside of California, the impact of potential third party "bad-faith" legislation, changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies, particularly in California, our ability to obtain the approval of the California Insurance Commissioner for premium rate changes for private passenger automobile policies issued in California and similar rate approvals in other states where we do business, our success in integrating and profitably operating the businesses we have acquired, the level of investment yields we are able to obtain with our investments in comparison to recent yields, the cyclical and general competitive nature of the property and casualty insurance industry and general uncertainties regarding loss reserve estimates, and other uncertainties, all of which are difficult to predict and many of which are beyond our control. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report or, in the case of any document we incorporate by reference, the date of that document. Investors also should understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements.

Quarterly Data

Summarized quarterly financial data for 2001 and 2000 is as follows (in thousands except per share data):

Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
2001				
Earned premiums	$ 323,772	$ 338,171	$ 351,896	$ 366,722
Income before income taxes	$ 28,597	$ 31,798	$ 39,967	$ 24,447
Net income	$ 24.708	$ 26,465	$ 32,055	$ 22,111
Basic earnings per share	$ .46	$ .49	$ .59	$ .41
Diluted earnings per share	$ .45	$ .49	$ .59	$ .41
Dividends declared per share	$ .265	$ .265	$ .265	$ .265
2000				
Earned premiums	$ 304,655	$ 312,187	$ 315,108	$ 317,309
Income before income taxes	$ 36,038	$ 30,232	$ 32,045	$ 30,240
Net income	$ 29,938	$ 26,002	$ 27,421	$ 26,005
Basic earnings per share	$ .55	$ .48	$ .51	$ .48
Diluted earnings per share	$ .55	$ .48	$ .51	$ .48
Dividends declared per share	$ .24	$ .24	$ .24	$ .24

Consolidated Balance Sheets

Amounts expressed in thousands, except share amounts	December 31, 2001 and 2000 2001	2000
Assets		
Investments:		
Fixed maturities available for sale (amortized cost $1,560,180 in 2001 and $1,463,897 in 2000)	$ 1,586,433	$ 1,509,474
Equity securities available for sale (cost $277,925 in 2001 and $250,593 in 2000)	277,787	252,510
Short-term cash investments, at cost, which approximates market	71,951	32,977
Total investments	1,936,171	1,794,961
Cash	3,851	5,935
Receivables:		
Premiums receivable	143,612	123,070
Premium notes	17,256	14,205
Accrued investment income	27,979	25,707
Other	29,529	36,410
	218,376	199,392
Deferred policy acquisition costs	83,440	71,126
Fixed assets, net	44,448	35,208
Deferred income taxes	1,252	—
Other assets	29,002	35,641
	$ 2,316,540	$ 2,142,263
Liabilities and Shareholders' Equity		
Losses and loss adjustment expenses	$ 534,926	$ 492,220
Unearned premiums	421,342	365,579
Notes payable	129,513	107,889
Loss drafts payable	53,629	49,954
Accounts payable and accrued expenses	46,638	39,715
Current income tax	4,367	3,471
Deferred income taxes	—	8,336
Other liabilities	56,414	42,194
Total liabilities	1,246,829	1,109,358
Shareholders' equity:		
Common stock without par value or stated value Authorized 70,000,000 shares; issued and outstanding 54,276,798 shares in 2001 and 54,193,423 in 2000	53,955	52,162
Accumulated other comprehensive income	16,975	30,871
Unearned ESOP compensation	(1,000)	(2,000)
Retained earnings	999,781	951,872
Total shareholders' equity	1,069,711	1,032,905
Commitments and contingencies		
	$ 2,316,540	$ 2,142,263

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Amounts expressed in thousands, except per share data	Three years ended December 31, 2001 2001	2000	1999
Revenues:			
Earned premiums	$ 1,380,561	$ 1,249,259	$ 1,188,307
Net investment income	114,511	106,466	99,374
Net realized investment gains (losses)	6,512	3,944	(11,929)
Other	5,396	6,349	4,924
Total revenues	1,506,980	1,366,018	1,280,676
Expenses:			
Losses and loss adjustment expenses	1,010,439	901,781	789,103
Policy acquisition costs	301,670	268,657	267,399
Other operating expenses	62,335	59,733	50,675
Interest	7,727	7,292	4,960
Total expenses	1,382,171	1,237,463	1,112,137
Income before income taxes	124,809	128,555	168,539
Income taxes	19,470	19,189	34,830
Net income	$ 105,339	$ 109,366	$ 133,709
Basic earnings per share	$ 1.94	$ 2.02	$ 2.45
Diluted earnings per share	$ 1.94	$ 2.02	$ 2.44

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Amounts expressed in thousands	Three Years ended December 31, 2001 2001	2000	1999
Net income	$ 105,339	$ 109,366	$ 133,709
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	(16,854)	109,432	(146,637)
Less: reclassification adjustment for net losses (gains) included in net income	(4,524)	(1,214)	7,149
Other comprehensive income (loss), before tax	(21,378)	108,218	(139,488)
Income tax expense (benefit) related to unrealized holding gains (losses) arising during period	(5,899)	38,301	(51,323)
Income tax expense (benefit) related to reclassification adjustment for (gains) losses included in net income	(1,583)	(425)	2,502
Comprehensive income, net of tax	$ 91,443	$ 179,708	$ 43,042

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

Amounts expressed in thousands	Three years ended December 31, 2001 2001	2000	1999
Common stock, beginning of year	$ 52,162	$ 50,963	$ 48,830
Proceeds of stock options exercised	1,344	1,304	565
Tax benefit on sales of incentive stock options	587	549	152
Release of common stock by the ESOP	(138)	(358)	(254)
Purchase and retirement of common stock	—	(296)	(330)
Issuance of restricted common stock	—	—	2,000
Common stock, end of year	53,955	52,162	50,963
Accumulated other comprehensive income (loss), beginning of year	30,871	(39,471)	51,196
Net increase (decrease) in other comprehensive income, net of tax	(13,896)	70,342	(90,667)
Accumulated other comprehensive income (loss), end of year	16,975	30,871	(39,471)
Unearned ESOP compensation, beginning of year	(2,000)	(3,000)	(4,000)
Amortization of unearned ESOP compensation	1,000	1,000	1,000
Unearned ESOP compensation, end of year	(1,000)	(2,000)	(3,000)
Retained earnings, beginning of year	951,872	901,099	821,349
Purchase and retirement of common stock	—	(6,683)	(8,105)
Net income	105,339	109,366	133,709
Dividends paid to shareholders	(57,430)	(51,910)	(45,854)
Retained earnings, end of year	999,781	951,872	901,099
Total shareholders' equity	$ 1,069,711	$ 1,032,905	$ 909,591

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Amounts expressed in thousands	Three Years Ended December 31, 2001 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 105,339	$ 109,366	$ 133,709
Adjustments to reconcile net income to net cash provided from operating activities:			
Increase in unpaid losses and loss adjustment expenses	42,706	41,719	28,867
Increase in unearned premiums	55,763	15,389	13,717
(Increase) decrease in premium notes receivable	(3,051)	(831)	364
Increase in premiums receivable	(20,542)	(7,417)	(7,704)
Increase (decrease) in reinsurance recoveries	19,335	(1,509)	(4,288)
Increase in deferred policy acquisition costs	(12,314)	(7,151)	(2,028)
Increase in premiums collected in advance	6,922	2,284	554
Increase in loss drafts payable	3,675	9,891	1,630
Decrease (increase) in accrued income taxes, excluding deferred tax on change in unrealized gain	(1,209)	2,153	1,577
(Decrease) increase in accounts payable and accrued expenses	6,923	(13,407)	(1,223)
Depreciation	8,477	6,926	6,896
Net realized investment (gains) losses	(6,512)	(3,944)	11,929
Bond accretion, net	(9,229)	(7,337)	(5,450)
Other, net	3,169	6,938	10,527
Net cash provided from operating activities	199,452	153,070	189,077
Cash flows from investing activities:			
Fixed maturities available for sale:			
Purchases	(341,471)	(294,827)	(215,960)
Sales	186,949	137,448	54,537
Calls or maturities	71,758	54,914	58,411
Equity securities available for sale:			
Purchases	(90,067)	(83,372)	(475,525)
Sales	64,450	81,294	445,330
Mercury County Mutual Insurance Company (ELM) transaction less cash acquired (See Note 9)	—	(5,138)	—
Concord transaction (See Note 8)	—	—	(3,665)
(Increase) decrease in receivable from securities	167	(200)	613
(Increase) decrease in short-term cash investments, net	(38,974)	10,591	2,424
Purchase of fixed assets	(18,095)	(8,342)	(9,268)
Sale of fixed assets	563	1,031	916
Net cash used in investing activities	(164,720)	(106,601)	(142,187)
Cash flows from financing activities:			
Net proceeds from issuance of senior notes	123,309	—	—
Increases in notes payable	—	37,000	17,000
Net payments under credit arrangements	(103,039)	(27,000)	(3,000)
Dividends paid to shareholders	(57,430)	(51,910)	(45,854)
Proceeds from stock options exercised	1,344	1,303	565
Purchase and retirement of common stock	—	(6,979)	(8,436)
Payments on ESOP loan	(1,000)	(1,000)	(1,000)
Net cash used in financing activities	(36,816)	(48,586)	(40,725)
Net (decrease) increase in cash	(2,084)	(2,117)	6,165
Cash:			
Beginning of the year	5,935	8,052	1,887
End of the year	$ 3,851	$ 5,935	$ 8,052

See accompanying notes to consolidated financial statements.

Note 1. Significant Accounting Policies

Principles of Consolidation and Presentation

The Company is primarily engaged in the underwriting of private passenger automobile insurance in the state of California. In 2001 and 2000 over 87% of the net written premiums were from California.

The consolidated financial statements include the accounts of Mercury General Corporation (the Company or MGC) and its wholly-owned subsidiaries, Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company, California General Underwriters Insurance Company, Inc., Mercury Insurance Company of Georgia, Mercury Insurance Company of Illinois, Mercury Insurance Company of Florida, Mercury Indemnity Company of Georgia, Mercury Indemnity Company of Illinois, Mercury Indemnity Company of Florida, Mercury Insurance Services, LLC (MISLLC), American Mercury Insurance Company (AMIC), AFI Management Company, Inc. (AFIMC), American Mercury Lloyds Insurance Company (AML) and Mercury County Mutual Insurance Company (MCM). AML is not owned by MGC, but is controlled by MGC through its attorney-in-fact, AFIMC. MCM is not owned by the Company but is controlled through a management contract. American Mercury MGA, Inc. (AMMGA), is a wholly owned subsidiary of AMIC. Effective October 31, 1999 the financial statements also include Concord Insurance Services, Inc., (Concord) a Texas insurance agency owned by MGC. Concord is discussed further in Note 8. The results of MCM are included in the financial statements effective September 30, 2000. MCM is discussed further in Note 9. All of the subsidiaries as a group, including AML and MCM, but excluding AFIMC, AMMGA, MISLLC and Concord, are referred to as the Insurance Companies. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which differ in some respects from those filed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions in the preparation of these consolidated financial statements relate to loss and loss adjustment expenses. Actual results could differ from those estimates.

Investments

Fixed maturities available for sale include those securities that management intends to hold for indefinite periods, but which may be sold in response to changes in interest rates, tax planning considerations or other aspects of asset/liability management. Fixed maturities available for sale, which include bonds and sinking fund preferred stocks, are carried at market. Short-term investments are carried at cost, which approximates market. Investments in equity securities, which include common stocks and non-redeemable preferred stocks, are carried at market.

In most cases, the market valuations were drawn from standard trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges, and were valued at the last transaction price on the balance sheet date.

Temporary unrealized investment gains and losses on securities available for sale are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable tax effects. When a decline in value of fixed maturities or equity securities is considered other than temporary, a loss is recognized in the consolidated statements of income. Realized gains and losses are included in the consolidated statements of income based upon the specific identification method. Included in realized losses for 1999 is a $6.0 million write-down of a preferred stock investment that became other than temporarily impaired during the third quarter of 1999. As the result of a liquidating dividend, the Company realized gains of $477,000 and $347,000 on the same equity security in 2001 and 2000, respectively.

Fair Value of Financial Instruments

Under Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities", the Company categorizes all of its investments in debt and equity securities as available for sale. Accordingly, all investments, including cash and short-term cash investments, are carried on the balance sheet at their fair value. The carrying amounts and fair values for investment securities are disclosed in Note 2 and were drawn from standard trade data sources such as market and broker quotes. The carrying value of receivables, accounts payable and other liabilities is equivalent to the estimated fair value of those items. The notes payable are carried at their book value which is calculated as the principal less unamortized discount on the senior debt and the discounted value of future payments on the Employers Re note. The terms of the notes are discussed in Note 5.

Premium Income Recognition

Insurance premiums are recognized as income ratably over the term of the policies. Unearned premiums are computed on the monthly pro rata basis. Unearned premiums are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other assets.

Net premiums written during 2001, 2000 and 1999 were $1,442,886,000, $1,272,447,000 and $1,206,171,000, respectively.

One broker produced direct premiums written of approximately 17%, 18% and 19% of the Company's total direct premiums written during 2001, 2000 and 1999, respectively. No other agent or broker accounted for more than 2% of direct premiums written.

Premium Notes

Premium notes receivable represent the balance due to the Company from policyholders who elect to finance their premiums over the policy term. The Company requires both a downpayment and monthly payments as part of its financing program. Premium finance fees are charged to policyholders who elect to finance premiums. The fees are charged at rates that vary with the amount of premium financed. Premium finance fees are recognized over the term of the premium note based upon the effective yield.

Deferred Policy Acquisition Costs

Acquisition costs related to unearned premiums, which consist of commissions, premium taxes and certain other underwriting costs, which vary directly with and are directly related to the production of business, are deferred and amortized to income ratably over the terms of the policies. Deferred acquisition costs are limited to the amount which will remain after deducting from unearned premiums and anticipated investment income, the estimated losses and loss adjustment expenses and the servicing costs that will be incurred as the premiums are earned. The Company does not defer advertising expenses.

Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period, plus estimates, based upon past experience, of ultimate developed costs which may differ from case estimates and of unreported claims. The liability is stated net of anticipated salvage and subrogation recoveries. The amount of reinsurance recoverable is included in other receivables.

Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

Depreciation

Buildings and furniture and equipment are depreciated over 30-year and 3-year to 10-year periods, respectively, on a combination of straight-line and accelerated methods. Automobiles are depreciated over 5 years, using an accelerated method.

Earnings per Share

During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires presentation of basic and diluted earnings per share for all publicly traded companies effective for fiscal years ending after December 15, 1997. Note 15 contains the required disclosures which make up the calculation of basic and diluted earnings per share.

Segment Reporting

Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information," became effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way information about operating segments is reported in financial statements. The Company does not have any operations that require separate disclosure as operating segments.

Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities" became effective for fiscal years beginning after June 15, 1999. Statement of Financial Accounting Standards No. 137 (SFAS No. 137), "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company adopted this new Standard on January 1, 2001 and it had no impact on the Consolidated Financial Statements.

Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets" became effective January 1, 2002. SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS No. 142 changes the method by which companies may recognize intangible assets in purchase business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually, based on the fair value of the reporting unit. See Notes 8 and 9.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Reinsurance

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. The ceded amounts are immaterial and are carried in other assets and other receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Insurance Companies, as primary insurers, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.

Statements of Cash Flows

At December 31, 2001, the cash balance includes $3,000,000 of restricted cash related to the Concord transaction (See Note 8).

Interest paid during 2001, 2000, and 1999 was $4,610,000, $7,357,000 and $4,758,000, respectively. Income taxes paid were $20,089,000 in 2001, $14,609,000 in 2000 and $33,102,000 in 1999.

The tax benefit realized on stock options exercised and included in cash provided from operations in 2001, 2000 and 1999 was $588,000, $550,000 and $152,000, respectively.

In 2001, debt issuance costs of $1,345,000 were paid in connection with the public debt offering of $125 million of senior notes payable.

In 2000, notes payable with a discounted value of $5,889,000 were issued as part of the consideration for the right to manage and control Elm County Mutual Insurance Company (ELM) (See Note 9).

Stock-Based Compensation

The Company accounts for stock-based compensation under the accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25, as allowed by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." Disclosure of stock-based compensation determined in accordance with SFAS No. 123 is presented in Note 14.

Reclassifications

Certain reclassifications have been made to the prior year balances to conform to the current year presentation.

Note 2. Investments and Investment Income

A summary of net investment income is shown in the following table:

		Year ended December 31,	
Amounts in thousands	2001	2000	1999
Interest and dividends on fixed maturities	$ 95,187	$ 86,644	$ 78,559
Dividends on equity securities	17,080	17,136	18,885
Interest on short-term cash investments	3,295	3,380	2,840
Total investment income	115,562	107,160	100,284
Investment expense	1,051	694	910
Net investment income	$ 114,511	$ 106,466	$ 99,374

A summary of net realized investment gains (losses) is as follows:

		Year ended December 31,	
Amounts in thousands	2001	2000	1999
Net realized investment gains (losses):			
Fixed maturities	$ 4,561	$ 549	$ 67
Equity securities	1,951	3,395	(11,996)
	$ 6,512	$ 3,944	$ (11,929)

Gross gains and losses realized on the sales of investments (excluding calls and other than temporarily impaired securities) are shown below:

		Year ended December 31,	
Amounts in thousands	2001	2000	1999
Fixed maturities available for sale:			
Gross realized gains	$ 5,558	$ 1,740	$ 865
Gross realized losses	(1,608)	(908)	(259)
Net	$ 3,950	$ 832	$ 606
Equity securities available for sale:			
Gross realized gains	$ 5,205	$ 5,259	$ 5,506
Gross realized losses	(2,760)	(1,621)	(11,536)
Net	$ 2,445	$ 3,638	$ (6,030)

A summary of the net increase (decrease) in unrealized investment gains and losses less applicable income tax expense (benefit), is as follows:

Amounts in thousands	Year ended December 31, 2001	2000	1999
Net increase (decrease) in net unrealized investment gains and losses:			
Fixed maturities available for sale	$ (19,324)	$ 77,288	$ (111,179)
Income tax expense (benefit)	(6,763)	27,051	(38,912)
	$ (12,561)	$ 50,237	$ (72,267)
Equity securities	$ (2,055)	$ 30,930	$ (28,309)
Income tax expense (benefit)	(720)	10,825	(9,909)
	$ (1,335)	$ 20,105	$ (18,400)

Accumulated unrealized gains and losses on securities available for sale is as follows:

Amounts in thousands	December 31, 2001	2000
Fixed maturities available for sale:		
Unrealized gains	$ 56,541	$ 60,318
Unrealized losses	(30,288)	(14,741)
Tax effect	(9,188)	(15,952)
	$ 17,065	$ 29,625
Equity securities available for sale:		
Unrealized gains	$ 15,898	$ 16,799
Unrealized losses	(16,036)	(14,882)
Tax effect	48	(671)
	$ (90)	$ 1,246
Net unrealized investment gains (classified as accumulated other comprehensive income on the balance sheet)	$ 16,975	$ 30,871

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2001 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 8,043	$ 329	$ 22	$ 8,350
Obligations of states and political subdivisions	1,297,320	51,554	12,874	1,336,000
Corporate securities	239,113	4,230	17,131	226,212
Redeemable preferred stock	15,704	428	261	15,871
Totals	$ 1,560,180	$ 56,541	$ 30,288	$ 1,586,433

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2000 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7,897	$ 187	$ 16	$ 8,068
Obligations of states and political subdivisions	1,315,024	57,686	13,318	1,359,392
Corporate securities	121,071	1,838	1,110	121,799
Redeemable preferred stock	19,905	607	297	20,215
Totals	$ 1,463,897	$ 60,318	$ 14,741	$ 1,509,474

At December 31, 2001, bond holdings rated below investment grade totaled approximately 1.7% of total investments. The average Standard and Poor's rating of the bond portfolio was A. The amortized cost and estimated market value of fixed maturities available for sale at December 31, 2001 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amounts in thousands	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	$ 2,392	$ 2,459
Due after one year through five years	89,275	90,451
Due after five years through ten years	267,464	262,046
Due after ten years	1,201,049	1,231,477
	$ 1,560,180	$ 1,586,433

Note 3. Fixed Assets

A summary of fixed assets follows:

	December 31,	
Amounts in thousands	2001	2000
Land	$ 10,524	$ 6,084
Buildings	25,088	23,291
Furniture and equipment	56,880	46,666
Leasehold improvements	415	598
	92,907	76,639
Less accumulated depreciation	(48,459)	(41,431)
Net fixed assets	$ 44,448	$ 35,208

In November 2001, the Company purchased twelve acres of land in Rancho Cucamonga, California. Construction of a 100,000 square foot office building to house Company personnel is planned to begin in 2002 with completion anticipated in early 2003. Any space in the building that is not occupied by the Company will be leased to outside parties.

Note 4. Deferred Policy Acquisition Costs

Policy acquisition costs incurred and amortized are as follows:

Amounts in thousands		Year ended December 31, 2001		2000		1999
Balance, beginning of year	$	71,126	$	63,975	$	61,947
Costs deferred during the year		313,984		275,808		269,427
Amortization charged to expense		(301,670)		(268,657)		(267,399)
Balance, end of year	$	83,440	$	71,126	$	63,975

Note 5. Notes Payable

The Company had outstanding debt at December 31, 2001 of $129.5 million. Included in the total debt is the proceeds from an August 7, 2001, public debt offering where the Company issued $125 million of senior notes payable under a $300 million shelf registration filed with the SEC in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. The notes mature on August 15, 2011. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount at 99.723%, making the effective annualized interest rate including debt issuance costs approximately 7.44%. At December 31, 2001, the book value of the debt was $124.7 million and the fair market value was $125.4 million.

Prior to the issuance of the senior notes, the Company used short-term floating rate bank debt as part of its capital structure. Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The Company believes that the swap will significantly reduce interest expense in 2002, but does expose it to higher interest expense in future periods, should LIBOR rates increase. The swap will be accounted for as a fair value hedge under SFAS No. 133.

As part of the Elm County Mutual transaction, the Company agreed to make annual $1 million payments to Employers Reinsurance Corporation over 7 years beginning September 30, 2001. At December 31, 2001, the Company was carrying a note payable for $4.8 million, which represents the discounted value of the six remaining annual payments using a 7% rate.

Prior to the $125 million senior note issuance, the Company had $75 million payable under a revolving credit facility due November 21, 2001 and $27 million payable under a $30 million revolving credit facility due October 26, 2001. The interest rate on these two loans was variable and through August 7, 2001 was priced off of the Eurodollar London Interbank Rate (LIBOR) making the effective interest rate 5.77% and 5.78%, respectively. On August 7, 2001, the Company repaid the entire balance of both the $75 million and $27 million borrowings with proceeds received from the $125 million senior note issuance. The Company also terminated the $75 million revolving credit facility. The $30 million facility that expired on October 26, 2001 was not renewed.

Note 6. Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return. The provision for income tax expense (benefit) consists of the following components:

	Year ended December 31,		
Amounts in thousands	2001	2000	1999
Federal			
Current	$ 21,377	$ 20,270	$ 36,535
Deferred	(2,546)	(1,236)	(2,123)
	$ 18,831	$ 19,034	$ 34,412
State			
Current	$ 196	$ 155	$ 418
Deferred	443	—	—
	$ 639	$ 155	$ 418
Total			
Current	$ 21,573	$ 20,425	$ 36,953
Deferred	(2,103)	(1,236)	(2,123)
Total	$ 19,470	$ 19,189	$ 34,830

The income tax provision reflected in the consolidated statements of income is less than the expected federal income tax on income before income taxes as shown in the table below:

	Year ended December 31,		
Amounts in thousands	2001	2000	1999
Computed tax expense at 35%	$ 43,683	$ 44,994	$ 58,989
Tax-exempt interest income	(25,694)	(27,295)	(25,398)
Dividends received deduction	(3,054)	(3,152)	(3,953)
Reduction of losses incurred deduction for 15% of income on securities purchased after August 7, 1986	4,272	4,496	4,348
Other, net	263	146	844
Income tax expense	$ 19,470	$ 19,189	$ 34,830

The temporary differences that give rise to a significant portion of the deferred tax asset (liability) relate to the following:

	December 31,	
Amounts in thousands	2001	2000
Deferred tax assets		
20% of net unearned premium	$ 30,363	$ 25,920
Discounting of loss reserves and salvage and subrogation recoverable for tax purposes	10,553	9,445
Other deferred tax assets	8,850	5,966
Total gross deferred tax assets	49,766	41,331
Less valuation allowance	—	—
Net deferred tax assets	49,766	41,331
Deferred tax liabilities		
Deferred acquisition costs	(32,652)	(27,623)
Tax liability on net unrealized gain on securities carried at market value	(9,140)	(16,623)
Tax depreciation in excess of book depreciation	(941)	(1,167)
Accretion on bonds	(3,629)	(2,962)
Other deferred tax liabilities	(2,152)	(1,292)
Total gross deferred tax liabilities	(48,514)	(49,667)
Net deferred tax assets (liabilities)	$ 1,252	$ (8,336)

Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized.

The State of California has completed income tax audits on Mercury General Corporation for tax years ended December 31, 1993 through 1996. As part of these audits the California Franchise Tax Board ("FTB") is challenging the Company's ability to deduct a portion of its management and interest expenses. Upon completion of the audits for tax years ended December 31, 1993 through 1996, the FTB proposed assessments of approximately $7,600,000, plus interest. The Company has formally appealed the proposed assessments and is currently awaiting a hearing before the California State Board of Equalization ("SBE").

The State of California is also performing audits for tax years ended December 31, 1997 through 2000. The FTB is challenging the Company's ability to deduct a portion of its management and interest expenses. Alternatively, based partly on the recent California Court of Appeal decision in Ceridian vs. Franchise Tax Board, the FTB is challenging the Company's ability to exclude intercompany dividends from income tax. No formal assessments have been made for tax years December 31, 1997 through 2000. However, management believes the FTB will assert similar challenges and could propose additional assessments of approximately $17 million, plus interest.

Although the ultimate outcome of these audits is uncertain, management believes the Company will prevail for all years under audit. Accordingly, no provision for additional state income tax liabilities has been made in the consolidated financial statements.

Note 7. Reserves for Losses and Loss Adjustment Expenses

Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

Amounts in thousands	Year ended December 31, 2001	2000	1999
Gross reserves for losses and loss adjustment expenses at beginning of year	$ 492,220	$ 434,843	$ 405,976
Less reinsurance recoverable	(28,417)	(16,043)	(20,160)
Net reserves, beginning of year	463,803	418,800	385,816
Incurred losses and loss adjustment expenses related to:			
Current year	993,510	878,144	781,316
Prior years	16,929	23,637	7,787
Total incurred losses and loss adjustment expenses	1,010,439	901,781	789,103
Loss and loss adjustment expense payments related to:			
Current year	636,007	562,163	492,314
Prior years	321,643	294,615	263,805
Total payments	957,650	856,778	756,119
Net reserves for losses and loss adjustment expenses at end of year	516,592	463,803	418,800
Reinsurance recoverable	18,334	28,417	16,043
Gross reserves, end of year	$ 534,926	$ 492,220	$ 434,843

Increases in prior years incurred losses in 2001, 2000 and 1999 largely relate to increases in the severity estimates on bodily injury and physical damage coverages over what was originally recorded in the prior year. The increases in these claims relate to increased severity over what was recorded and are the result of inflationary trends in health care costs, auto parts and body shop labor costs.

Note 8. Concord Transaction

In December 1999, the Company acquired control of Concord Insurance Services, Inc. ("Concord"), a Texas insurance agency headquartered in Houston, Texas. The effective date of the transaction was October 31, 1999. Concords' results of operations are included in the Consolidated Financial Statements of the Company effective October 31, 1999.

The transaction was accounted for using the purchase method of accounting, and resulted in a small amount of goodwill. As required by SFAS No. 142, the Company has assessed the asset which at December 31, 2001 was $7.3 million and determined that it is not impaired. Also, per SFAS No. 142, the Company will no longer amortize this asset after 2001. Total amortization expense in 2001 related to this asset was $0.9 million.

Note 9. Mercury County Mutual Insurance Company Transaction

Effective September 30, 2000, the Company completed a transaction with Employers Reinsurance Corporation purchasing the authority and right to manage and control Elm County Mutual Insurance Company. Effective January 2, 2001, the name was changed to Mercury County Mutual Insurance Company ("MCM"). The results of operations of MCM, which are not material to the Company, are included in the consolidated financial statements of the Company effective September 30, 2000.

In 2001, the Company began writing Texas automobile risks that were previously placed through third-party Texas county mutual insurers and 100% reinsured by the Company, directly with MCM. Risks produced by the Company that are written directly through MCM are 100% ceded to affiliated Mercury Companies.

The MCM transaction was accounted for using the purchase method of accounting and resulted in a small amount of an intangible asset. As required by SFAS No. 142, the Company has assessed the asset which at

December 31, 2001 was $9.3 million and determined that it is not impaired. Also, per SFAS No. 142, the Company will no longer amortize this asset after 2001 as it has an indefinite life. Total amortization expense in 2001 related to this asset was $1.0 million.

Note 10. Dividend Restrictions

The Insurance Companies are subject to the financial capacity guidelines established by the Office of the Commissioner of Insurance of their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. For the year 2002, the direct insurance subsidiaries of the Company are permitted to pay approximately $102 million in dividends to the Company without the prior approval of the Commissioner of Insurance of the state of domicile. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay dividends. During 2001 and 2000, the Insurance Companies paid dividends to Mercury General Corporation of $60.0 million and $62.5 million, respectively.

Note 11. Statutory Balances and Accounting Practices

The Insurance Companies prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments. Prescribed statutory accounting practices include primarily those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2001, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The Insurance Companies' statutory net income, as reported to regulatory authorities, was $93,720,000, $103,937,000 and $135,667,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The statutory policyholders' surplus of the Insurance Companies, as reported to regulatory authorities, as of December 31, 2001 and 2000 was $1,045,104,000 and $954,753,000, respectively.

The Company has estimated the Risk-Based Capital Requirements of each of the Insurance Companies as of December 31, 2001 according to the formula issued by the NAIC. Each of the Companies' policyholders' surplus exceeded the highest level of minimum required capital.

Codification

Codification became effective January 1, 2001. At December 31, 2001 the Company realized a surplus increase of approximately $41 million due to Codification. This increase primarily relates to the establishment of a net deferred tax asset.

Note 12. Commitments and Contingencies

The Company is obligated under various noncancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2008. Total rent expense under these lease agreements, all of which are operating leases, was $4,428,000, $4,138,000 and $3,320,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The annual rental commitments, expressed in thousands, are shown as follows:

Year	Rent Expense
2002	$ 3,788
2003	$ 2,537
2004	$ 2,312
2005	$ 1,572
2006	$ 727
Thereafter	$ 2,322

In addition to the commitments above, the Company will be investing approximately $10 million in 2002 for construction of a 100,000 square foot office building in Rancho Cucamonga, California. Completion of the project is projected for early 2003.

The Company and its subsidiaries are defendants in various lawsuits generally incidental to their business. In most of these actions, plaintiffs assert claims for exemplary and punitive damages which are not insurable under judicial decisions. The Company vigorously defends these actions unless a reasonable settlement appears appropriate. Management does not expect the ultimate disposition of these lawsuits to have a material effect on the Company's consolidated operations or financial position.

Note 13. Profit Sharing Plan

The Company, at the option of the Board of Directors, may make annual contributions to an employee profit sharing plan. The contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the plan. The annual contribution was $1,300,000, $1,100,000 and $1,100,000 for plan years ended December 31, 2001, 2000 and 1999, respectively.

The Profit Sharing Plan also includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. Company matching contributions, at a rate set by the Board of Directors, totaled $1,787,000, $1,805,000, and $1,878,000 for the plan years ended December 31, 2001, 2000 and 1999.

Effective March 11, 1994 the Profit Sharing Plan also includes a leveraged employee stock ownership plan ("ESOP") that covers substantially all employees. The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends received by the ESOP on unallocated shares are used to pay debt service and the ESOP shares serve as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6.

Accordingly, the debt of the ESOP, which was $2,000,000, $3,000,000, and $4,000,000 at December 31, 2001, 2000 and 1999, respectively, is recorded in the balance sheet as other liabilities. The shares pledged as collateral are reported as unearned ESOP compensation in the shareholders' equity section of the balance sheet. As shares are committed to be released from collateral, the Company reports compensation expense equal to the market price of the shares, and reduces unearned ESOP compensation by the original cost of the shares. The difference between the market price and cost of the shares is charged to common stock. As shares are committed to be released from collateral, the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of accrued interest. ESOP compensation expense was $862,000, $642,000, and $746,000 in 2001, 2000 and 1999, respectively. The ESOP shares as of December 31 were as follows:

	2001	2000
Allocated shares	69,000	46,000
Shares committed-to-be released	23,000	23,000
Unreleased shares	23,000	46,000
Total ESOP shares	115,000	115,000
Market value of unreleased shares at December 31,	$ 1,004,000	$ 2,018,000

Note 14. Common Stock

Dividends paid per-share in 2001, 2000 and 1999 were $1.06, $0.96 and $0.84, respectively and dividends paid in total in 2001, 2000 and 1999 were $57,430,000, $51,910,000 and $45,854,000, respectively.

The Company adopted a stock option plan in October 1985 (the "1985 Plan") under which 5,400,000 shares were reserved for issuance. Options granted during 1985 were exercisable immediately. Subsequent options granted become exercisable 20% per year beginning one year from the date granted. All options were granted at the market price on the date of the grant and expire in 10 years.

In May 1995 the Company adopted The 1995 Equity Participation Plan (the "1995 Plan") which succeeds the 1985 Plan. Under the 1995 Plan, 5,400,000 shares of Common Stock are authorized for issuance upon exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards. During 1995, the Company granted incentive stock options under both the 1995 Plan and the 1985 Plan. The options granted become exercisable 20% per year beginning one year from the date granted and were granted at the market price on the date of the grant. The options expire in 10 years. At December 31, 2001 no awards other than options have been granted.

As explained in Note 1, the Company applies APB Opinion No. 25 in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Income. Had compensation cost for the Company's Plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income would have been reduced by $459,000, $395,000 and $542,000 in 2001, 2000 and 1999, respectively, and earnings per share (basic and diluted) would have been reduced by $.01 in 2001, 2000 and 1999. Calculations of the fair value under the method prescribed by SFAS No. 123 were made using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 2.4 percent for 2001, 2.2 percent for 2000 and 3.8 percent for 1999, expected volatility of 34.2 percent in 2001, 33.4 percent in 2000 and 31.6 percent for 1999 and expected lives of 6 years in 2001 and 7 years in 2000 and 1999. The risk-free interest rates used were 4.9 percent for the options granted during 2001, 6.4 percent for the options granted during 2000 and 5.6 percent for the options granted during 1999.

A summary of the status of the Company's plans as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	538,675	$ 23.104	597,875	$ 22.370	539,146	$ 20.575
Granted during the year	125,500	39.912	77,000	26.386	102,100	28.800
Exercised during the year	(83,375)	16.118	(83,000)	15.706	(37,371)	15.129
Canceled or expired	—	—	(53,200)	31.144	(6,000)	15.625
Outstanding at end of year	580,800	27.739	538,675	23.104	597,875	22.370
Options exercisable at year-end	328,460		346,855		329,575	
Weighted-average fair value of options granted during the year	$ 12.96		$ 9.95		$ 8.12	

The following table summarizes information regarding the stock options outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at 12/31/01	Weighted Avg. Exercise Price
$15.00 to 15.9375	141,500	2.62	$ 15.347	141,500	$ 15.347
$21.75 to 29.77	227,800	6.21	24.522	144,260	24.045
$31.22 to 44.8209	211,500	8.58	39.494	42,700	39.638
$15.00 to 44.8209	580,800	6.20	27.739	328,460	22.325

Note 15. Earnings Per Share

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	2001			2000			1999		
	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount
Basic EPS									
Income available to common stockholders	$105,339	54,182	$1.94	$109,366	54,100	$2.02	$133,709	54,596	$2.45
Effect of dilutive securities									
Options	—	200		—	158		—	219	
Diluted EPS									
Income available to common stockholders after assumed conversions	$105,339	54,382	$1.94	$109,366	54,258	$2.02	$133,709	54,815	$2.44

The diluted weighted shares excludes incremental shares of 104,000, 126,000 and 94,000 for 2001, 2000 and 1999, respectively. These shares are excluded due to their antidilutive effect.

Independent Auditors' Report

The Board of Directors
Mercury General Corporation:

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury General Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
February 1, 2002

Officers and Directors

Directors

George Joseph
Chairman of the Board and
Chief Executive Officer

Nathan Bessin*
Principal, J. Arthur Greenfield & Co., LLP
Certified Public Accountants

Bruce A. Bunner†
Retired President, Financial Structures Ltd.

Michael D. Curtius
Executive Consultant

Richard E. Grayson†
Retired Senior Vice President, Union Bank

Gloria Joseph
Private Investor

Charles E. McClung
Chairman, McClung Insurance Agency, Inc.

Donald P. Newell*
Senior Vice President, SCPIE Holdings, Inc.

Donald R. Spuehler*†
Retired Partner,
Law Firm of O'Melveny & Myers, LLP

* Member of Audit Committee

† Member of Compensation Committee

Executive Officers

George Joseph
Chairman, Chief Executive Officer

Gabriel Tirador
President and Chief Operating Officer

Cooper Blanton, Jr.
Executive Vice President and President,
Georgia, Illinois and Oklahoma Subsidiaries

Bruce E. Norman
Senior Vice President – Marketing

Kenneth G. Kitzmiller
Vice President – Underwriting

Joanna Moore
Vice President and Chief Claims Officer

Peter R. Simon
Vice President – Information Systems

Theodore R. Stalick
Vice President and Chief Financial Officer

Judy A. Walters
Vice President – Corporate Affairs and Secretary

Corporate Information

Mercury General Corporation

Corporate Headquarters
4484 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 937-1060
Fax: (323) 857-7116

Subsidiaries

Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Indemnity Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Insurance Company of Florida
Mercury Indemnity Company of Florida
California Automobile Insurance Company
California General Underwriters
Insurance Company, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services, LLC
Mercury County Mutual Insurance Company *
American Mercury Insurance Company
American Mercury Lloyds
Insurance Company *
AFI Management Company, Inc.
American Mercury MGA, Inc.

* Controlled by Mercury General Corporation

Transfer Agent & Registrar

The Bank of New York
1 (800) 524-4458

Address Shareholder Inquiries to:
Shareholder Relations Department – 11E
P.O. Box 11258
Church Street Station
New York, New York 10286

General Counsel

Latham & Watkins
San Diego, California

Independent Auditors

KPMG LLP
Los Angeles, California

Concept and Design: CMg Design Inc., Pasadena CA, www.cmgdesign.com

Mercury General (NYSE–MCY) is the leading independent agency/broker writer of automobile insurance in California and has been one of the fastest growing automobile insurers in the nation. It is ranked as the sixth largest among all insurers in California, both direct writers and agency companies, with an estimated 2001 market share of over 7%. Mercury had 828,000 California private passenger automobile policies in-force at December 31, 2001. Automobile insurance is also written in Florida, Texas, Georgia, Illinois, Oklahoma, New York, and Virginia. In addition to automobile insurance, Mercury writes other lines of insurance including mechanical breakdown and homeowners insurance.

Mercury General
Annual Report 2001

Financials